UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                Form 40-F  ☐

Elevra Lithium Limited (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit

No.	Description
99.1	Announcement filed by the Registrant with the Australian Securities Exchange on May 12, 2026 – Elevra Announces Purchase of Moblan Offtake Rights.
99.2	Announcement filed by the Registrant with the Australian Securities Exchange on May 12, 2026 – Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ELEVRA LITHIUM LIMITED

Date: May 13, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel